

June 14, 2010

Margret Wessels
President
FitwayVitamins, Inc.
112 North Curry Street
Carson City, Nevada 89703

  Re: FitwayVitamins, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 4, 2010
    File No. 333-164577

Dear Ms. Wessels:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We reviewed your response to comment one in our letter dated May 5, 2010 and reissue this comment in part. Please revise the third paragraph of your prospectus cover page to also indicate, if true, that you have no plans or intentions to be acquired.

Capitalization Table, page 8

2. We note the disclosure you added on page 8 in response to comment two in our letter dated May 5, 2010. Please note that the information you have disclosed is not the information that should be provided in a capitalization table. The capitalization table should generally provide in comparative columnar form, as of your most recent balance sheet date, the actual balances of long-term debt and equity and those same balance sheet

items on an as adjusted basis reflecting the receipt and application of offering proceeds. You should provide this disclosure for each of the 25%, 50%, 75% and 100% offering scenarios.

Auditor's Going Concern, page 9

3. Although you reference a quarterly report dated April 30, 2010 issued by your auditors, you have not included such a report in the amended filing. Please revise your risk factor to refer to the annual period for which an auditor's opinion is required to be provided or revise your document to include an auditor's report on your April 30, 2010 interim information.

Dilution, page 17

4. We note your revised disclosures provided in response to comment five in our letter dated May 5, 2010.   Please revise your disclosures under the 75%, 50% and 25% offering scenarios to also include the post-offering net tangible book value per share. Please also disclose your pre-offering net tangible book value per share.

Plan of Distribution, page 19

5. We reviewed your response to comment three in our letter dated May 5, 2010 and your revised disclosure under the heading "Plan of Distribution" on page 19. On page 7 under the heading "Summary of the Offering by the Company," you indicate that the offering "will conclude when all 4,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective … [but that you] may at [your] discretion extend the offering for an additional 90 days." However, on page 19 under the heading "Plan of Distribution," you disclose that the offering "will conclude when all 4,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective … [but that you] may at [your] discretion extend the offering for an additional 90 days or such period as the Company deems reasonable" considering the factors on page 19. The extension period under these two headings appears to be inconsistent. Please revise your disclosure either under the heading "Summary of the Offering by the Company" or "Plan of Distribution" to indicate whether you can extend the offering for "an additional 90 days" or "an additional 90 days or such period as the Company deems reasonable." If the latter, please also revise your disclosure elsewhere in your prospectus where you disclose the possible extension to include the factors you may consider or to cross-reference to your disclosure in the "Plan of Distribution" section.

Description of Business, page 22

6. We reviewed your response to comment eight in our letter dated May 5, 2010 and reissue the second bullet point. Please address how you plan to accomplish all of the steps in

your timeline with your sole officer and director dedicating only 10 to 15 hours per week to your operations and having what appears to be no prior experience in the supply, manufacture, or distribution of vitamins or in the development of websites.

Financial Statements for the Fiscal Year Ended October 31, 2009, page 27

Report of Independent Registered Public Accounting Firm

7. We note your response to comment 13 in our letter dated May 5, 2010. However, we are unable to locate where you have included the report of your independent accountants on your financial statements in the filing. Please include an audit report covering your financial statements in the next amendment. Refer to Rule 8-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results …, page 44

8. We reviewed you response to comment 14 in our letter dated May 5, 2010 and reissue this comment in part as follows:

- With respect to the first bullet in comment 14 in our letter dated May 5, 2010, please revise your disclosure under this heading or in your business section, as appropriate, so that your plan of operations and the activities disclosed in the various phases under both headings are consistent.

- With respect to the second, third and forth bullets in comment 14 in our letter dated May 5, 2010, we reviewed your revised disclosure under this heading setting forth the estimated expenses if less than 100% of the shares offered are sold. In the paragraph discussing the expenses if 25% of the shares are sold, you state that the website development cost is estimated to be $6,500. You also state that you will scale back your planned sales and marketing expenses to $8,000. In reviewing your use of proceeds, it appears that the $6,500 of website development is part of the $8,000 for sales and marketing. If true, please revise your disclosure to clarify that the $8,000 of sales and marketing includes $6,500 for website development. Consistent with the fourth bullet in comment 14 in our letter dated May 5, 2010, please revise to disclose under each offering scenario how much you expect to devote to website development costs. Since it appears that these costs vary under several of the offering scenarios, please disclose the reasons for any differences.

- With respect to the second and third bullets in comment 14 in our letter dated May 5, 2010, we reviewed your revised disclosure under this heading setting forth the estimated expenses if less than 100% of the shares offered are sold. In the paragraph discussing the expenses if 100% of the shares are sold, you state that you will further enhance your logo. In reviewing your use of proceeds, it appears that the line item for logo design is the same for the 75% and 100% offering scenarios. Therefore, please revise to delete references to "enhancing the logo" or tell us why it is not appropriate to do so.

- With respect to the fifth bullet in comment 14 in our letter dated May 5, 2010, we note your response which states that you have deleted any reference on how you plan to "aggressively" market via the internet and the related search engine costs and funding going forward. However, we note that in the sixth paragraph under Plan of Operations on page 44, you continue to disclose that you will contact experts in the field of online search optimization so that whenever someone "googles" the words like nutrition or protein powder, you will come up second or third on the search page. Please expand your disclosure to specifically address how much you expect to expend for consultations with experts in the field of online search optimization and for search engine placements and clarify where the related amounts are included on your use of proceeds table.

9. We reviewed you response to comment 15 in our letter dated May 5, 2010 and reissue this comment. We were unable to locate your revised disclosure under the heading "Capital Resources and Liquidity." Please revise or advise.

Directors and Executive Officers, page 46

Business Experience, page 47

10. We reviewed your response to comment 16 in our letter dated May 5, 2010 and reissue this comment in part. As previously requested, please briefly discuss Ms. Wessels' specific experience, qualifications, attributes, or skills that led to the conclusion that she should serve as your director in light of your business and structure.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Catherine Brown, Attorney-Adviser, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ron McIntyre
       Via Facsimile